Exhibit 99.1

Brenmiller’s bGen™ Selected as Preferred Solution for Spain-Based Cadiz Project Designed to Produce 29,000 Tons of Green e-Methanol Annually

●	Non-Binding Memorandum of Understanding signed with SolWinHy Cádiz S.L, a special purpose company, jointly owned by Green Enesys Group and Viridi RE, to develop new-build hydrogen and e-methanol projects
●	Feasibility studies and proof-of-concept successfully completed
●	bGen thermal energy storage system to be integrated and operated with wind and solar powered facilities producing 220 MW of electricity completely off-grid

Rosh Ha’ayin, Israel, December 13, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a global leader in thermal energy storage (“TES”), today announced it has signed a non-binding Memorandum of Understanding (“MOU”) with SolWinHy Cádiz S.L, a special purpose company jointly owned by two European developers of green energy projects, Green Enesys Group and Viridi RE, to develop new-build hydrogen and e-methanol projects. Brenmiller’s bGen is to provide clean steam production and energy storage for SolWinHy Cadiz in Arcos de la Frontera, Spain (the “SolWinHy Project”).

This agreement follows a previously executed non-binding memorandum of understanding in September 2022 which outlined plans to mutually conduct feasibility studies for integration of bGen into several new-build green hydrogen and e-methanol production facilities planned to be constructed in Europe. The SolWinHy Project’s aim is to contribute to the decarbonization of the European Union’s industrial, power generation and transportation sectors.

Green e-methanol, a clean energy source, is produced from hydrogen that is sourced from renewable electricity and captured biogenic carbon dioxide. The SolWinHy Project is being designed to produce over 29,000 tons of green e-methanol per year and will incorporate 54 MW of wind and 165 MWp of photovoltaic electricity production disconnected from the electrical grid, generating power exclusively from renewable energy with no impact on Spain’s national grid. The SolWinHy Project is expected to integrate bGen thermal energy storage capabilities with a capacity of at least 55 MWh.

Under the terms of the MOU, Brenmiller and SoWinHy Cadiz S.L will together finalize the front-end engineering and design phase, integrating bGen into the SolWinHy Project, as well other potential new projects, as necessary. A final investment decision for the project is expected by the third quarter of 2024.

“We are pleased to see our initial MOU with Green Enesys and Viridi come to fruition with this specific SolWinHy Project that has already completed the key feasibility and proof-of-concept milestones,” stated Brenmiller’s Chairman and CEO, Avi Brenmiller. “Green e-methanol has great potential to replace fossil fuels in heavy carbon emitting industries. We are working diligently with our partners to complete the front-end engineering and design which will move us into the phase where Green Enesys and Viridi will lead the financing of the joint project.”

José Luis Morán, Green Enesys and Viridi’s Integrated Energy Solutions director added, “Brenmiller’s bGen is a proven solution that we trust to produce clean steam 24/7 at demand. We are pleased to partner with Brenmiller’s dedicated team of energy experts to build the SolWinHy Project and help the European Union achieve its clean energy goals.”

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the Company’s bGen to provide clean steam production and energy storage at the Cadiz Project; the aim of the Cadiz Project to contribute to the decarbonization of the European Union’s industrial, power generation and transportation sectors; the Company and SoWinHY Cadiz S.L will together finalise the front-end engineering and design phase, integrating bGen into the Cadiz Project as well as other potential new projects, as necessary; the expectation that the Cadiz Project will integrate bGen TES capabilities with a capacity of at least 55MWh; and the final investment decision for the Cadiz Project is expected by the end of the third quarter of 2024. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, risks associated with the adequacy of existing cash resources, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com